UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: May 9, 2006

MONTANA MINING CORP.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

00-29321	87-0643635
(Commission File Number)	(IRS Employer Identification Number)

Ruairidh Campbell, Chief Executive Officer

1403 East 900 South, Salt Lake City, Utah 84105
(Address of principal executive offices)

(801) 582-9609
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01   CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

(a)   On May 9, 2006, upon the authorization and approval of its board of directors, Montana Mining Corp. (the "Company") dismissed Jones Simkins, P.C. ("Jones") as the Company's independent registered public accounting firm.

The reports of Jones on the financial statements of the Company as of and for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that the reports did include references to a substantial doubt that existed regarding the Company's ability to continue as a going concern.

During the years ended December 31, 2004 and 2005 and through May 9, 2006, there were no disagreements with Jones on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Jones, would have caused Jones to make reference to the subject matter of the disagreement in its reports on the Company's financial statements for such periods.

The Company has requested that Jones furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter is filed herewith as Exhibit 16.

(b)   On May 9, 2006, upon the authorization and approval of the board of directors, the Company engaged Pritchett, Siler & Hardy, P.C. ("Pritchett") as its independent registered public accounting firm.

No consultations occurred between the Company and Pritchett during the years ended December 31, 2004 and 2005 and through May 9, 2006, regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on the Company's financial statements, or other information provided that was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement or a reportable event requiring disclosure under Item 304(a)(1)(iv) of Regulation S-B.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The following exhibit is included as part of this report:

Exhibit No.	Page No.	Description
16	3	Letter from Jones Simkins, P.C., to the Securities and Exchange Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized

Montana Mining Corp.	**Date**
By: /s/ Ruairidh Campbell	May 9, 2006
Name: Ruairidh Campbell	
Title: Chief Executive Officer	

EXHIBIT 16

May 9, 2006

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Montana Mining Corp. and on February 3, 2006, we reported on the balance sheet of Montana Mining Corp. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. On May 9, 2006 we were dismissed as the independent registered public accounting firm of Montana Mining Corp. We have read Montana Mining Corp.'s statements included under Item 4.01 of its Form 8-K dated May 9, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Montana Mining Corp.'s statements related to the engagement of Pritchett, Siler & Hardy, P.C. as the independent registered public accounting firm.

Very truly yours,

/s/ Jones Simkins, P.C.

JONES SIMKINS, P.C.